Exhibit d.10

FRONTEGRA IRONBRIDGE SMID FUND

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 10th day of June, 2004 between Frontegra Asset Management, Inc. (the “Adviser”) and Frontegra Funds, Inc. (the “Company”) on behalf of the Frontegra IronBridge SMID Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses do not exceed the level described below.

NOW THEREFORE, the parties agree as follows:

The Adviser agrees that, for the term of this Agreement, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated October 30, 1996, as amended, and/or assume certain expenses for the Fund to the extent necessary to ensure that the Fund’s total operating expenses do not exceed 0.95% of the Fund’s average daily net assets on an annual basis.

The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years from the date the Adviser reduced its compensation and/or assumed expenses for the Fund.

This Agreement shall continue in effect until October 31, 2005 with successive renewal terms of one year each measured from the date of renewal, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.

FRONTEGRA ASSET MANAGEMENT, INC.

By: /s/ William D. Forsyth III

William D. Forsyth III

Co-President

FRONTEGRA FUNDS, INC.

on behalf of Frontegra IronBridge SMID Fund

By: /s/ Thomas J. Holmberg, Jr.

Thomas J. Holmberg, Jr.

Co-President